EXHIBIT 7.08
                                                                    ------------


                                                                  EXECUTION COPY

                         The Woodbridge Company Limited
                              65 Queen Street West
                                   Suite 2400
                                Toronto, Ontario
                                 Canada, M5H2M8



March 18, 2007

Talon Holdings Corp.
c/o Centerbridge Capital Partners, L.P.
31 West 52nd Street, 16th Floor
New York, New York
10019 U.S.A.
Attention:    Mark Gallogly

c/o James Crane
15350 Vickery Drive
Houston, Texas
77032

                                COMMITMENT LETTER
                                -----------------

Ladies and Gentlemen:

                  Each of Centerbridge Capital Partners, L.P. (together with certain of its affiliated funds, "Centerbridge"), The Woodbridge Company Limited, in its capacity as an equity investor (together with certain of its affiliates, "Woodbridge Sponsor") and James Crane (together with certain members of management of the Target referred to below and co-investors selected by him, "Crane" and, together with Centerbridge and Woodbridge Sponsor, the "Sponsors") has advised The Woodbridge Company Limited ("Woodbridge", "we" or "us") that a Delaware corporation to be formed and controlled by the Sponsors ("Holdings") and a wholly-owned subsidiary of Holdings to be formed by Holdings (the "Buyer"), intend to enter into an agreement and plan of merger (together with the schedules and exhibits thereto, the "Merger Agreement") pursuant to which the Buyer will merge (the "Merger") with and into a public company previously identified to us (the "Target"). The surviving corporation of the Merger shall be "SurvivingCo." All references to "dollars" or "$" in this agreement and the attachments hereto (collectively, this "Commitment Letter") are references to United States dollars.

                  We understand that the sources of funds required to fund the Merger consideration, to repay certain existing indebtedness of the Target and its subsidiaries (the "Refinancing"), to pay fees, commissions and expenses in connection with the Transactions (as defined below) and to provide ongoing working capital requirements and funds for other general corporate purposes of Holdings and its subsidiaries following the Transactions will include equity, funded indebtedness and other sources as follows:

         |X| senior secured credit facilities consisting of (i) a senior secured term loan facility to SurvivingCo of up to $810 million (the "Senior Secured Term Loan Facility"), and (ii) a senior secured revolving credit facility to SurvivingCo of up to $150 million (the "Revolving Credit Facility" and, together with the Senior Secured Term Loan Facility, the "Senior Secured Facilities"), up to an amount to be agreed of which may be drawn on the Closing Date;

         |X| a senior unsecured term loan credit facility to Holdings of $300 million (the "Unsecured Term Loan Facility"), as described in the Summary of Principal Terms and Conditions attached hereto as Annex I (the "Term Sheet"); and

         |X| equity investments in Holdings (which will be invested by Holdings in SurvivingCo) (the "Equity Financing") sufficient to consummate the Transactions, consisting of (i) an equity investment in Holdings by Centerbridge and Woodbridge comprising approximately 49% of such Equity Financing and (ii) an equity investment by Crane in Holdings comprising approximately 51% of such Equity Financing.

Immediately following the Transactions, neither Holdings nor any of its subsidiaries will have any material indebtedness other than the Senior Secured Facilities and the Unsecured Term Loan Facility, and other indebtedness of approximately $33 million to be mutually agreed. As used herein (i) the term "Facilities" means the Senior Secured Term Loan Facility, the Revolving Credit Facility and the Unsecured Term Loan Facility; and (ii) the term "Transactions" means the Merger, the Refinancing, the initial borrowings under the Facilities, the Equity Financing, certain rollover equity and the payments of fees, commissions and expenses in connection with each of the foregoing.

         Commitments.
         ------------

                  We are pleased to advise you of our commitment to provide to Holdings the entire principal amount of the Unsecured Term Loan Facility, upon the terms and subject to the conditions set forth in this Commitment Letter, the Term Sheet and the Conditions Annex referred to below (the "Commitments").

                  You agree that the closing and initial funding of the Unsecured Term Loan Facility (the "Closing Date") shall not occur until the conditions set forth below and in the Conditions to Closing set forth in Annex II hereto (the "Conditions Annex") (including the conditions to initial funding) have been satisfied or waived by us.

                  We do not intend, prior to or after execution of the Loan Documentation (as defined in the Conditions Annex), to syndicate any portion of our Commitment in respect of the Unsecured Term Loan Facility and agree that any such syndication shall occur only with your prior written consent (which consent may be withheld in your sole and absolute discretion). In no event will syndication be a condition to our commitment hereunder.

         Conditions.
         -----------

                  Our obligation to fund the Unsecured Term Loan Facility is subject to the following conditions: (i) there shall not have occurred, since the date hereof, any event, circumstance or development, that has had a "Company Material Adverse Effect" (as defined in the Merger Agreement) (as in effect on the Closing Date and with such changes as are not prohibited by paragraph 1 of Annex II hereto); and (ii) the other conditions set forth in the Conditions Annex shall have been satisfied or waived by us. Notwithstanding anything in this Commitment Letter, the Term Sheet, the Loan Documentation, or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations relating to the Target, its subsidiaries and their businesses the making of which shall be a condition to availability of the Unsecured Term Loan Facility on the Closing

Date shall be (A) the representations made by the Target in the Merger Agreement, but only to the extent that you have the right to terminate your obligations under the Merger Agreement and (B) the Specified Representations (as defined below) and (ii) the terms of the Loan Documentation shall be in a form such that they do not impair availability of the Unsecured Term Loan Facility on the Closing Date if the terms and conditions set forth in this Commitment Letter, the Term Sheet and the Conditions Annex are satisfied. For purposes hereof, "Specified Representations" means the representations and warranties of Holdings set forth in this Commitment Letter and the Term Sheet relating to corporate power and authority, due authorization, the enforceability of the Loan Documentation, Federal Reserve margin regulations, the Investment Company Act and the status of the Unsecured Term Loan Facility as senior debt.

          Information.
          ------------

                  You hereby represent and covenant that to your knowledge (a) all written information, other than the Projections (as defined below), or other forward-looking information and information of a general economic or industry specific nature (the "Information"), that has been or will be made available to us by you or any of your representatives in connection with the Transactions, when taken as a whole, is or will be, correct in all material respects and does not or will not, taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all updates from time to time) and (b) the financial projections (the "Projections") that have been or will be made available to us by you or any of your representatives in connection with the Transactions have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time prepared (it being recognized by us that such Projections are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ from the projected results, and such differences may be material). You agree that if, at any time on or prior to the Closing Date, any of the representations in the preceding sentence would be incorrect, in any material respect, if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information and the Projections so that such representations will be correct, in all material respects, under those circumstances. You understand that in providing the Unsecured Term Loan Facility, we may use and rely on the Information and Projections without independent verification thereof.

          Indemnification.
          ----------------

                  You agree (a) to indemnify and hold harmless us, our affiliates and our and their respective directors, employees, advisors, and agents (each, an "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Unsecured Term Loan Facility, the use of the proceeds thereof and the Transactions or any claim, litigation, investigation or proceeding relating to any of the foregoing (a "Proceeding"), regardless of whether any indemnified person is a party thereto or whether such proceeding is brought by any third party, and to reimburse each indemnified person within 30 days of a written demand therefor for any reasonable legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing by one counsel to such indemnified persons taken as a whole and, solely in the case of a conflict of interest, one additional counsel to the affected indemnified persons taken as a whole (and, if reasonably necessary, of one local counsel in any jurisdiction); provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from the willful misconduct, bad faith or gross negligence of, or breach of this Commitment Letter or the Loan Documentation by, such indemnified person (or any of its related persons) or to any disputes solely among indemnified persons (or their related persons) and not arising out of any act or omission of you or any of your affiliates, and (b) if the Closing Date occurs, to reimburse each Commitment Party and its affiliates on the Closing Date for all reasonable and documented out-of-pocket expenses that have been invoiced a reasonable period of time prior to the Closing Date (including due diligence expenses, travel expenses, and reasonable fees, charges and disbursements of one counsel to us (and, if reasonably necessary, of one local counsel in any relevant jurisdiction) incurred in connection with the Unsecured Term Loan Facility and any related documentation (including this Commitment Letter and the Loan Documentation) or the administration, amendment, modification or waiver thereof. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Unsecured Term Loan Facility, except to the extent any such damages arise from the gross negligence, bad faith or willful misconduct of, or breach of this Commitment Letter, the Loan Documentation by, such indemnified person (or any of its related persons). You shall not be liable for any settlement of any Proceeding effected without your consent (which consent shall not be unreasonably withheld or delayed), but if settled with your written consent, or if there is a final judgment against an indemnified person in any such Proceeding, you agree to indemnify and hold harmless each indemnified person in the manner set forth above. You shall not, without the prior written consent of an indemnified person (which consent shall not be unreasonably withheld or delayed), effect any settlement of any pending or threatened Proceeding against an indemnified person in respect of which indemnity has been sought hereunder by such indemnified person unless (i) such settlement includes an unconditional release of such indemnified person from all liability or claims that are the subject matter of such Proceeding and (ii) does not include any statement as to any admission.

         Governing Law, Etc.
         -------------------

                  This Commitment Letter and our commitment shall not be assignable by you (except to any of your affiliates that is controlled by you and newly formed solely in connection with the Merger or the transactions contemplated hereby) without our prior written consent, and any purported assignment without such consent shall be void. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by us and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter. Headings are for convenience only. This Commitment Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. Any right to trial by jury with respect to any claim or action arising out of this Commitment Letter is hereby waived. The parties hereto hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in The City of New York (and appellate courts thereof) in connection with any dispute related to this Commitment Letter or any of the matters contemplated hereby, and agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. The parties hereto irrevocably and unconditionally waive any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon judgment.

                  Please indicate your acceptance of the terms hereof and of the Term Sheet and the Conditions Annex by returning to us (electronically or otherwise) executed counterparts of this Commitment Letter not later than 5:00 p.m., New York City time, on March 21, 2007. This Commitment Letter and our agreement to provide the services described herein are also conditioned upon your acceptance hereof as set forth above. Upon the earlier to occur of (A) the execution and delivery of the Financing Documentation by all of the parties thereto or (B) the date which is 15 days after the End Date (as defined in the Merger Agreement), unless the End Date is extended pursuant to Section 7.1(b)(i) of the Merger Agreement, in which case, the date which is the End Date, if the Financing Documentation shall not have been executed and delivered by all such parties prior to that date, this Commitment Letter and our agreement to provide the services described herein shall automatically terminate unless we agree to an extension.

                  We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.



                                        Very truly yours,



                                        THE WOODBRIDGE COMPANY LIMITED


                                        By:    /s/ Sarah Lerchs
                                            ------------------------------------
                                            Name:   Sarah Lerchs
                                            Title:  Senior Counsel






Accepted and agreed to as of the date first written above:



TALON HOLDINGS CORP.



By:   /s/ James R. Crane
    ------------------------------------
    Name:  James R. Crane
    Title: President

                                     ANNEX I

                    SUMMARY OF PRINCIPAL TERMS AND CONDITIONS
                    -----------------------------------------

                        Unsecured Term Loan Facility(1)
                        -------------------------------


Borrower:                           Talon Holdings Corp.
--------



Lender:                             The Woodbridge Company Limited, or one of
------                              its affiliates (the "Lender"), subject to
                                    the Borrower's satisfaction that such
                                    affiliate acting as a lender does not create any material adverse tax consequences to the Borrower.

Type and Amount of Facility:        A senior unsecured term loan facility (the
---------------------------         "Unsecured Term Loan Facility") in an
                                    aggregate principal amount of $300 million
                                    (the loans thereunder, the "Unsecured Term
                                    Loans").

Purpose:                            Proceeds of the Unsecured Term Loan Facility
-------                             will be used on the Closing Date to finance
                                    a portion of the Merger consideration and the Refinancing and to pay fees, commissions and expenses in connection therewith.

Closing Date:                       The date of consummation of the Merger and
------------                        the initial funding of the Unsecured Term
                                    Loan Facility.

Definitive Documentation:           The definitive documentation shall be agreed
------------------------            between the Lender and Holdings and shall be
                                    consistent with the terms hereof.

Maturity Date:                      Seven and one-half (7.5) years from the
-------------                       Closing Date.

Availability:                       A single drawing may be made on the Closing
------------                        Date of the full amount of the Unsecured
                                    Term Loan Facility.

Amortization:                       None.
------------

Interest:                           Loans will bear interest at the fixed rate
--------                            of 11% per annum.

Default Interest:                   Upon the occurrence and during the
----------------                    continuance of a payment default, interest
                                    will accrue on any overdue amount of a loan or other overdue amount payable at a rate of 2.0% per annum in excess of the rate otherwise applicable to such loan or other overdue amount.

Interest Election:                  Until the fifth anniversary of the loan,
-----------------


-------------------
(1) All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this summary is attached.

                                    interest will be paid, at the option of
                                    Holdings, in cash (a "Cash Election") or by adding such interest to the principal amount of the outstanding Unsecured Term Loans (a "PIK Election" and, together with a Cash Election, an "Election"), in each case, quarterly in arrears. After the fifth anniversary of the loan, interest will be paid in cash, quarterly in arrears. On or before the fifth anniversary of the loan, Holdings shall be required to satisfy, by means of a cash payment, a portion of the accrued and unpaid interest so that the Unsecured Term Loans will not qualify as an "applicable high yield discount obligation" for federal tax purposes.

                                    Holdings shall make an Election with respect to each Interest Period by providing at least 3 days' notice to Woodbridge prior to the beginning of such Interest Period. If an Election is not made by Holdings in a timely fashion or at all with respect to the method of payment of interest for an Interest Period, Holdings shall be deemed to have made a PIK Election with respect to the entire amount of the applicable interest payment for such interest period.


Mandatory Prepayments:              None.
---------------------

Optional Prepayments:               Permitted in whole or in part, with prior
--------------------                notice at any time after the third
                                    anniversary of the Closing Date but without premium or penalty and including accrued and unpaid interest, subject to limitations as to minimum amounts of prepayments to be agreed.

Application of Prepayments:         Prepayments shall be applied in the manner
--------------------------          directed by Holdings.

Guarantees:                         None.
----------

Security:                           None.
--------

Conditions to Borrowing:            Conditions precedent to borrowing will be
-----------------------             solely those set forth in the Commitment
                                    Letter and in the Conditions Annex.

Representations and Warranties:     Substantially similar to those governing the
------------------------------      Senior Secured Facilities, with such baskets
                                    and exceptions to be agreed, and, in any event, such representations and warranties shall be less restrictive than those set forth in the documentation for the Senior
                                    Secured Facilities.

Affirmative Covenants:              Substantially similar to those governing the
---------------------               Senior Secured Facilities, with baskets and
                                    exceptions to be agreed, provided that such affirmative covenants shall be less restrictive than those set forth in the documentation for the Senior Secured
                                    Facilities.

Negative Covenants:                 Negative covenants similar to those for
------------------                  high-yield securities and covering the
                                    following (with baskets and exceptions to be agreed, and, in any event, less restrictive than those set forth in the documentation for the Senior Secured Facilities): (a) incurrence-based covenants for the incurrence of indebtedness (with exceptions for, among other things, indebtedness incurred under the Facilities and indebtedness incurred to refinance indebtedness outstanding on the Closing
                                    Date), the payment of dividends, and the making of certain investments; and (b) negative covenants for the sale of assets, entering into affiliate transactions, entering into mergers, consolidations, and sales of substantially all assets and distributions.


Events of Default:                  Limited to the following (which shall be
-----------------                   subject to materiality thresholds, grace
                                    periods and exceptions to be agreed, and, in any event, more favorable to Holdings than those set forth in the documentation for the Senior Secured Facilities): nonpayment, breach of representations and covenants, cross acceleration to material indebtedness for borrowed money, bankruptcy and insolvency events, ERISA events, material judgments and Change of Control (to be defined in the definition documentation).


Assignments:                        It is contemplated that the Lender will hold
-----------                         the entire principal amount of the Unsecured
                                    Term Loan Facility to maturity. Any
                                    assignment of the Unsecured Term Loans will require the prior written consent of Holdings, which consent may be withheld in Holdings' sole and absolute discretion.

Yield Protection:                   Substantially similar to those contained in
----------------                    other senior unsecured fixed rate facilities
                                    provided by the Lender and relating to
                                    increased costs arising from a change of law.

Expenses and Indemnification:       All reasonable and documented out-of-pocket
----------------------------        expenses (including but not limited to
                                    reasonable legal fees and expenses of not more than one counsel plus, if necessary, one local counsel per jurisdiction and reasonable expenses incurred in connection with due diligence and travel, courier, reproduction, printing and delivery expenses) of Lender associated with the preparation, execution and delivery, administration, amendment, waiver or modification (including proposed amendments, waivers or modifications) of the documentation contemplated hereby are to be paid by Holdings on and after Closing Date, if it occurs. In addition, all reasonable and documented out-of-pocket expenses

                                    (including but not limited to reasonable legal fees and expenses of not more than one counsel plus, if necessary, one local counsel per jurisdiction) of the Lender for workout proceedings, enforcement costs and documentary taxes associated with the Unsecured Term Loan Facility are to be paid by Holdings.

                                    Holdings will indemnify the Lender, and its affiliates, and hold them harmless from and against all reasonable and documented out-of-pocket costs, expenses (including but not limited to reasonable legal fees and expenses of not more than one counsel plus, if necessary, one local counsel per jurisdiction) and liabilities arising out of or relating to any action, investigation, suit or proceeding relating to or arising out of the Transactions and any actual or proposed use of the proceeds of any loans made under the Unsecured Term Loan Facility; provided, however, that no such person will be indemnified for costs, expenses or liabilities to the extent determined to have been incurred by reason of the gross negligence, bad faith or willful misconduct of, or breach of the Loan Documentation by, such person or any of its affiliates, or the directors, officers, employees, advisors or agents or any of them.

Requisite Lenders:                  Lenders holding more than 50% of the
-----------------                   aggregate amount of the Unsecured Term Loan
                                    Facility with the consent of each lender directly and adversely affected thereby to be required with respect to (a) reductions in the unpaid principal amount or extensions of the date for any payment of any loan, (b) reductions in interest rates or fees or extensions of the dates for payment thereof,
                                    (c) increases in the amounts or extensions of the expiry date of any commitments, and
                                    (d) modifications to any of the voting
                                    requirements. The consent of the Lender will be required with respect to any amendment adversely affecting the rights or obligations thereof. It is hereby understood and agreed that amendments to financial definitions will require the consent of lenders holding no more than a majority of total loans and commitments. In the event
                                    Holdings permits an assignment of a portion of the Unsecured Term Loans, Holdings will have the right to replace or prepay any lender who does not consent to any amendment or waiver requiring the consent of such lender but approved by the Requisite
                                    Lenders; provided that Holdings has
                                    satisfied all of the outstanding obligations owing to such lender under the Unsecured
                                    Term Loan Facility.

Governing Law and Forum:            The laws of the State of New York. Each
-----------------------             party to the Loan Documentation will waive
                                    the right to trial by jury and will consent to the non-exclusive jurisdiction of the state and federal courts located in The City of New York.

Counsel to the Lender:              Goodmans LLP
---------------------

                                    ANNEX II

                            CONDITIONS TO CLOSING(2)
                            ------------------------

                  The obligations of the Lender to fund the Unsecured Term Loan Facility are subject only to the conditions set forth in the Commitment Letter and satisfaction of each of the conditions precedent set forth below.

                  1. The Merger and the Refinancing shall be consummated concurrently with the initial funding of the Unsecured Term Loan Facility (i) in accordance with a definitive Merger Agreement reasonably satisfactory to us (it being acknowledged that the "Execution Copy" of the Merger Agreement dated March 15, 2007 delivered to the Lender on the date hereof is satisfactory to the Lender) and the related disclosure schedules and exhibits thereto, without waiver or amendment thereof (other than any such waivers or amendments (including, without limitation, with respect to any representations and warranties in the Merger Agreement) as are not materially adverse to the Lender) unless consented to by the Lender or (ii) on such other terms and conditions as are reasonably satisfactory to the Lender.

                  2. Holdings shall have received Equity Financing from Centerbridge and Woodbridge (comprising not less than approximately 49% of such Equity Financing) and from Crane (comprising not less than approximately 51% of such Equity Financing) and SurvivingCo shall have received such Equity Financing.

                  3. SurvivingCo shall have received concurrently the proceeds of the First Loan Facilities.

                  4. Definitive documentation for the Unsecured Term Loan Facility (the "Loan Documentation") reflecting and consistent with the terms and conditions set forth herein and in the term sheet and otherwise reasonably satisfactory to Holdings and the Lender, shall have been executed and delivered, and the Lender shall have received such customary legal opinions (including opinions (i) from counsel to Holdings and its subsidiaries, (ii) if reasonably available, delivered pursuant to the Merger Agreement, accompanied by reliance letters in favor of the Lender and (iii) from such special and local counsel as may be required by the Lender and consented to by Holdings (such consent not to be unreasonably withheld)), documents and other instruments as are customary for transactions of this type or as it may reasonably request.






-------------------
(2) All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this Annex II is attached.